HARMAN 400 ATLANTIC STREET STAMFORD, CT 06901 USA TEL: 203.328.3500 FAX: 203.328.3946

January 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention: Larry Spirgel

        Assistant Director

Re:	Harman International Industries, Incorporated

Form 10-K for the fiscal year ended June 30, 2011

Filed August 11, 2011

File No. 001-09764

Ladies and Gentlemen:

The following sets forth the responses of Harman International Industries, Incorporated (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 5, 2012 (the “Comment Letter”) with respect to the above referenced Annual Report on Form 10-K.

For your convenience, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

Business, page 3

Segments, page 3

1.	We note that you generally allocate your research and development expenses among your Automotive, Consumer and Professional segments. Please advise why you do not allocate your compensation, benefit and occupancy costs for corporate employees, expenses associated with new technology innovation and your corporate brand identity campaign among your operational segments as well.

Response:

The Company acknowledges the Staff’s comment and provides the following explanation. We do not allocate corporate costs to our operating segments that are not integral to the activities and results of our operating segments. Our chief operating decision maker manages the Company and assesses performance based on this approach, which retains costs not directly related to the operating activities of our segments in Corporate. As indicated in ASC 280-10-50-4, not every part of an enterprise is an operating segment and certain functional departments that may or may not earn revenues are viewed as incidental to the results of operations of the enterprise. Our corporate headquarters costs are viewed as incidental to the results of operations of our segments. These costs do not relate directly to the performance of our operating activities and, therefore, are excluded from segment operating results in order to better assess the results of each segment’s operating activities on a consistent basis.

Expenses that are related to technology innovation are retained in Corporate as these costs are not product specific and do not relate directly to the performance of the operating activities of our segments. We believe that excluding these costs from segment operating results provides our chief operating decision maker with a more consistent basis to assess the results of each segment’s operating activities.

Our corporate brand identity campaign has not been allocated to our segments as the campaign was designed to market the Company’s brands as a whole and this campaign was not specific to any one segment. In addition, our chief operating decision maker reviews our segments’ operating results with these costs retained in Corporate.

Innovation and technological expertise, page 5

2.	We note that you “have a cumulative estimated $14.5 billion of future awarded automotive business, which represents the estimated lifetime net sales for all customers.” Please expand to discuss what this statement tells your investors about your short-term and long-term revenues and results of operations, including how you use this information. In addition, tell us why such information is not discussed in the Executive Overview section of your MD&A on page 26. We note your risk factor discussion on page 14.

The Company acknowledges the Staff’s comment and will expand the above referenced disclosure in our future annual filings. The following is an example of our expanded disclosure as future disclosures will reflect the facts and circumstances present at that time.

We believe that innovation is an important element to gaining market acceptance and strengthening our market position. We have a history of leveraging our continuous technological innovation across all of the markets we serve. We employ more than 3,000 engineers in strategically located technical centers around the globe. We have a well-deserved reputation for delivering premium audio and infotainment solutions across a full spectrum of applications. We believe that our technological innovation, the quality of our products and our reputation for on-time delivery have resulted in a substantial amount of awarded business. We have a cumulative estimated $14.5 billion of future awarded automotive business as of June 30, 2011, which represents the estimated future lifetime net sales for all customers. We calculate our awarded business using various assumptions including global vehicle production forecasts, customer take rates for our products, revisions to product life cycle estimates and the estimated value of new business awards, among other factors. We update our estimates on an annual basis for total awarded business utilizing revised assumptions as circumstances change. We believe our currently awarded automotive business will position us well for follow-on and new business with these existing customers.

Our management uses the amount of our future awarded automotive business for short- and long-term planning purposes and also as an input to approximate our enterprise value. We believe our investors utilize this information for a number of reasons, including evaluating our future financial performance over time, to model our financial results of operations, to understand the risks inherent in our current operating plan, and as an input to approximate our enterprise value. However, our estimates of future awarded automotive business are forward-looking statements and may not be actually achieved. See “Risk Factors – We may not realize sales represented by awarded business.”

The Company acknowledges the Staff’s comment and will expand the MD&A in future filings of our annual and quarterly reports to include a similar disclosure as follows:

Executive Overview

We believe we are a global leader in the development, manufacture and marketing of high-quality, high-fidelity audio products and electronic systems, as well as digitally integrated infotainment systems for the automotive industry. We have developed a broad range of product offerings which we sell in our principal markets under our renowned brand names.

We report our business on the basis of four segments. Our Automotive, Consumer and Professional segments are based on the end-user markets we serve. Our fourth segment, Other, primarily includes compensation, benefit and occupancy costs for corporate employees and expenses associated with new technology innovation and our corporate brand identity campaign, as well as the results of Aha Mobile (“Aha”), a company we acquired in September 2010.

We believe that innovation is an important element to gaining market acceptance of our products and strengthening our market position. We have a history of leveraging our continuous technological innovation across all of the markets we serve. We have a well-deserved reputation for delivering premium audio and infotainment solutions across a full spectrum of applications. We believe that our technological innovation, the quality of our products and our reputation for on-time delivery have resulted in a substantial amount of awarded business. We have a cumulative estimated $14.5 billion of future awarded automotive business as of June 30, 2011, which represents the estimated future lifetime net sales for all customers. We calculate our awarded business using various assumptions including global vehicle production forecasts, customer take rates for our products, revisions to product life cycle estimates and the estimated value of new business awards, among other factors. We update our estimates on an annual basis for total awarded business utilizing revised assumptions as circumstances change. We believe our currently awarded automotive business will position us well for follow-on and new business with these existing customers.

Our management uses the amount of our future awarded automotive business for short- and long-term planning purposes and also as an input to approximate our enterprise value. We believe our investors utilize this information for a number of reasons, including evaluating our future financial performance over time, to model our financial results of operations, to understand the risks inherent in our current operating plan, and as an input to approximate our enterprise value. However, our estimates of future awarded automotive business are forward-looking statements and may not be actually achieved. See “Risk Factors – We may not realize sales represented by awarded business.”

Our future outlook could be impacted by a contraction in consumer discretionary spending and by changes in foreign currency exchange rates, both of which could potentially result in a reduction in net sales. Beginning in April of fiscal year 2011, we have experienced a temporary reduction in our audio business, within our Automotive segment, due to customer production facility shutdowns related to the earthquakes and tsunami. We believe that the material effect we experienced in the fourth quarter of fiscal year 2011 was temporary and that production will return to normal levels in the near term.

During fiscal year 2011, we achieved our goal of a $400 million STEP Change cost savings program and have therefore effectively ended this program. Restructuring is further described under the caption Restructuring later in this discussion.

We will continue to focus our efforts on improving our global footprint, technology portfolio, human resources and internal processes to help us improve our cost structure, which we believe will enable us to remain competitive.

Item 3. Legal Proceedings, page 20

Other Legal Actions, page 22

3.	It is not clear whether you consider these other legal actions material legal proceedings. In future filings, please clarify the significance of this disclosure. Please note that if you consider these actions material legal proceedings you should include all the disclosure required by Item 103 of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that on page 20, we have the following disclosure:

At June 30, 2011, we were subject to legal claims and litigation arising in the ordinary course of business, including the matters described below. The outcome of these legal actions cannot be predicted with certainty; however, management, based upon advice from legal counsel, believes such actions are either without merit or will not have a material adverse effect on our financial condition or results of operations.

The above referenced disclosure indicates that we do not believe that any of our legal proceedings will have a material adverse effect on our financial condition or results of operations. Additionally, with the exception of the legal proceedings disclosed in our filings with the SEC, the Company is not a party to any other legal proceedings that are required to be disclosed under

Item 103 of Regulation S-K. We propose, therefore, to remove the paragraph on page 22 from future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Executive Overview, page 26

4.	We note the risk factor titled “Expansion into emerging markets” which highlights the importance of emerging markets to the growth of your business. We further note public statements by your Chief Executive Officer that sales in BRIC countries (Brazil, Russia, India and China) grew 68% in fiscal 2011 and 91% during the quarter ended September 30, 2011. Please supplement your disclosure going forward by addressing the effect growth in emerging markets has had on your financials as well as your expectation regarding the prospective growth in these markets. See Regulation S-K Item 303(a)(3)(ii).

The Company acknowledges the Staff’s comment and will expand disclosure in our “Executive Overview” within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings of our annual and quarterly reports similar to the following disclosure. This disclosure will immediately follow the disclosure provided in response to Comment 2 above.

We believe significant opportunities exist to grow our business in all three of our business segments in emerging markets such as Brazil, Russia, India and China. To execute this strategy, we have hired dedicated regional country staff and managers in these markets. During the year ended June 30, 2011, sales grew in these emerging markets to $404.5 million, an increase of $163.8 million, or 68.0 percent over the prior year amounts. We expect our market share to continue to grow significantly in these countries in the future.

Liquidity and Capital Resources, page 39

5.	Please refer to the third paragraph. Expand to disclose cash and cash equivalents and short-term investments held by your U.S. and foreign subsidiaries in future filings.

The Company acknowledges the Staff’s comment and will include an expanded disclosure in our “Liquidity and Capital Resources” within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings of our annual and quarterly reports. The following is an example of our expanded disclosure as future disclosures will reflect the facts and circumstances present at that time.

Liquidity and Capital Resources

We will continue to have cash requirements to support seasonal working capital needs, investments in our manufacturing facilities, including major investments related to manufacturing and research facilities in China, interest and principal payments for our debt service, dividend payments and restructuring payments. We primarily intend to use cash on hand and cash generated by operations to meet these requirements, and to the extent necessary, borrowings under our revolving credit facility.

We believe that our existing cash and cash equivalents of $603.9 million and our short-term investments of $317.3 million at June 30, 2011, together with our operating cash flows, and our availability of $542.7 million under our existing revolving credit facility, will be sufficient to cover our working capital needs, capital expenditures, debt service, including the repayment of the Convertible Senior Notes in October 2012, share buy-back program investment requirements, acquisitions, commitments and quarterly dividends for at least the next 12 months.

Our ability to maintain positive liquidity going forward depends on our ability to continue to generate cash from operations and maintain access to the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other market factors beyond our control. We earn a significant amount of our operating income outside the U.S., the majority of which is deemed to be permanently reinvested in foreign jurisdictions. We have previously provided for the associated tax on $100 million of foreign earnings. For at least the next 12 months, we have sufficient cash in the U.S., availability under our existing revolving credit facility and forecasted domestic cash flow to sustain our operating activities and cash commitments for investing and financing activities, such as quarterly dividends and repayment of debt. In addition, we expect existing foreign cash and cash equivalents, short-term investments, and cash flows from operations to continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities, such as material capital expenditures, for at least the next 12 months. As of June 30, 2011, Cash and cash equivalents and Short-term investments of $67.1 million and $70.7 million, respectively, was held by us in the U.S. and $536.8 million and $246.6 million, respectively, was held by us in foreign jurisdictions. Below is a more detailed discussion of our cash flow activities during the fiscal year ended June 30, 2011.

* * * *

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3801, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ HERBERT K. PARKER
Herbert K. Parker
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Robert Littlepage
Dan Suehiro Jonathan Groff

Harman International Industries, Incorporated
Jennifer K. Peter
Marisa Iasenza
Todd Suko